UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED
MARCH 31, 2009 1

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended March 31, 2009. The statements of income for the quarter ended March 31, 2009 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: April 1, 2009 Ps. 2,544.24= US$ 1 Average Representative Market Rate 1Q09 Ps. 2,417.75 = US$ 1

SUMMARY:
Bancolombia S.A. (“BANCOLOMBIA” or the “Bank”) reported consolidated net income of Ps. 311.1 billion for the quarter ended March 31, 2009 (“1Q09”) (Ps. 394.92 per share and U.S.$ 0.62 per ADR), representing an increase of 5.7% compared to the quarter ended December 31, 2008 (“4Q08”) and 22.6% compared to the quarter ended March 31, 2008 (“1Q08”).
The Bank’s results in 1Q09 were mainly driven by a solid performance of revenues as net interest income totaled Ps. 985.2 billion, an increase of 23.70% as compared to 1Q08, while net fees and income from services reached a record Ps. 367.0 billion, increasing 19.6% as compared to 1Q08. The Bank’s results were partially off-set by high credit cost as net provision charges totaled Ps. 339.9 billion in 1Q09, increasing 96.2% when compared to 1Q08, but decreasing 28.4% compared to 4Q08, and operating expenses that amounted to Ps. 716.7 billion, increasing 22.7% as compared to 1Q08.
During 1Q09, BANCOLOMBIA’s management continued to focus on strengthening the Bank’s capital position as well as its balance sheet. The Bank’s efforts resulted in:
•
The Bank’s capital position was strengthened; basic capital (tier 1) increased Ps. 573 billion, or 11.5%, as compared to the previous quarter due to higher appropriation of legal reserves and retained earnings, and additional capital (tier 2) increased Ps. 519 billion, or 40.7% as compared to 4Q08, driven by the successfully issuance and offering of subordinated notes in the local market for an aggregate principal amount of Ps. 400 billion on March 4, 2009. As a result, technical capital reached Ps. 7,337 billion while capital adequacy (Tier 1+ 2 Capital ratio) finished 1Q09 at 12.7%, up from the 11.2% presented the previous quarter.

•
The balance sheet was strengthened as allowances for loan losses increased to Ps. 2,351 billion by the end of 1Q09 (5.1% of total loans), while coverage, measured by the ratio of allowances for loans and accrued interest losses to past due loans (overdue more than 30 days), ended 1Q09 at 131.7%.

During 1Q09 Bancolombia continued experiencing underlying business expansion:
•
BANCOLOMBIA continued experiencing a favorable evolution of deposit growth during the quarter, strengthening its solid liquidity position. As of March 31, 2009, BANCOLOMBIA’s deposits reached Ps. 43,515 billion, increasing 7.7% as compared to 4Q08 and 30.7% as compared to 1Q08, while the ratio of net loans to deposits (including borrowings from development banks) decreased, reaching 92% at the end of 1Q09.

•
The Bank’s efforts have resulted in market share gains in most of its operations. According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share as of March 31, 2009, was as follows: 21.7% of total loans, up from 21.4% compared to March 31, 2008, and 19.1% of total deposits, compared to 18.3% market share at the end of 1Q08. According to ABANSA (El Salvador’s national banking association), the market share of BANCOLOMBIA’s subsidiary Banco Agricola as of March 31, 2009 amounted to 30.1% of total loans, up from 28.6% as of March 31, 2008, and 30.4% of deposits, compared to 29.6% as of March 31, 2008.

The Bank experienced some asset deterioration during 1Q09. Past due loans (overdue more than 30 days) increased 12.7% during the quarter. As a result, the past due loans ratio increased from 3.6% in 4Q08 to 4.0% by the end of 1Q09.
Annualized return on average shareholders’ equity (“ROE”) for 1Q09 was 19.95%, a slight increase from the 19.80% annualized ROE presented in 4Q08 and 19.67% annualized ROE presented in 1Q08.

BANCOLOMBIA: Summary of consolidated financial quarterly results2.

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(Ps millions)	1Q 08	4Q 08	1Q 09	1Q 09 / 4Q 08	1Q 09 / 1Q 08
ASSETS
Loans and financial leases, net	36,607,315	42,508,210	43,492,984	2.32%	18.81%
Investment securities, net	5,899,352	7,278,276	8,268,653	13.61%	40.16%
Other assets	9,228,530	11,996,593	13,182,624	9.89%	42.85%

Total assets	51,735,197	61,783,079	64,944,261	5.12%	25.53%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	33,299,951	40,384,400	43,515,189	7.75%	30.68%
Non-interest bearing	4,676,607	5,723,460	5,071,172	-11.40%	8.44%
Interest bearing	28,623,344	34,660,940	38,444,017	10.91%	34.31%
Other liabilities	13,514,534	15,281,834	15,350,824	0.45%	13.59%
Total liabilities	46,814,485	55,666,234	58,866,013	5.75%	25.74%
Shareholders’ equity	4,920,712	6,116,845	6,078,248	-0.63%	23.52%

Total liabilities and shareholders’ equity	51,735,197	61,783,079	64,944,261	5.12%	25.53%

Interest income	1,419,605	1,784,855	1,790,817	0.33%	26.15%
Interest expense	623,160	799,795	805,646	0.73%	29.28%
Net interest income	796,445	985,060	985,171	0.01%	23.70%
Net provisions	(173,234)	(474,664)	(339,913)	-28.39%	96.22%
Fees and income from service, net	306,941	361,000	367,047	1.68%	19.58%
Other operating income	134,743	189,316	126,372	-33.25%	-6.21%
Total operating expense	(584,078)	(735,284)	(716,667)	-2.53%	22.70%
Goodwill amortization	(16,561)	(34,804)	(20,193)	-41.98%	21.93%
Non-operating income, net	(53,429)	51,152	27,181	-46.86%	150.87%
Income tax expense	(156,951)	(47,323)	(117,873)	149.08%	-24.90%

Net income	253,876	294,453	311,125	5.66%	22.55%

	Quarter
PRINCIPAL RATIOS	1Q08	4Q08	1Q09
PROFITABILITY
Net interest margin (1)	7.03%	7.49%	7.06%
Return on average total assets (2)	1.950%	1.949%	1.95%
Return on average shareholders’ equity (3)	19.67%	19.80%	19.95%

EFFICIENCY

Operating expenses to net operating income	48.51%	50.16%	49.84%
Operating expenses to average total assets	4.62%	5.10%	4.61%

CAPITAL ADEQUACY

Shareholders’ equity to total assets	9.51%	9.90%	9.36%
Technical capital to risk weighted assets	11.91%	11.24%	12.73%

KEY FINANCIAL HIGHLIGHTS

Net income per ADS (USD)	0.70	0.67	0.62
Net income per share $COP	322.25	373.75	394.92
P/BV ADS (4)	2.60	1.69	1.61
P/BV Local (5) (6)	2.36	1.70	1.58
P/E (7)	11.86	8.81	7.77
ADR price (8)	35.46	23.35	19.47
Common price (8)	14,760	13,200	12,220
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
US Dollar exchange rate (quarter end)	1,835	2,244	2,544

(1)
It is defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices by the end of the respective quarter. (9) Common and preferred.

1. CONSOLIDATED BALANCE SHEET
1.1.	Assets

As of March 31, 2009, BANCOLOMBIA’s assets totaled Ps. 64,944 billion, representing an increase of 5.1% and 25.5% as compared to the figures presented at the end of 4Q08 and 1Q08 respectively.

Asset structure presented small changes during 1Q09 as follows: net loans and financial leases decreased its participation in assets to 67.0% from 68.8% in previous quarter, while net investments securities increased to 12.7% from 11.8%, and cash and equivalents increased to 10.0% from 9.1% as compared to 4Q08.

1.1.1.	Loan Portfolio

As of March 31, 2009, BANCOLOMBIA’s gross loans totaled Ps. 45,844 billion, increasing 2.7% as compared to 4Q08 and 20.4% as compared to 1Q08, primarily driven by the Colombian peso (“COP”) depreciation presented during 1Q09 (COP depreciated 13.4% against the U.S. dollar in 1Q09). As U.S. dollar denominated loans represented 30% of the loan book by the end of 1Q09, COP depreciation significantly impacted the COP conversion of the U.S. dollar denominated loans.

In fact, the slower pace of economic activity in the economies where the Bank operates, combined with a more selective approach towards lending,, offers a more precise explanation behind the forces driving the dynamics of the loan book. COP denominated loans remained stable in 1Q09 slightly decreasing 0.2% as compared to 4Q08 while increasing 13.7% as compared to 1Q08. On the other hand, U.S. dollar denominated loans decreased 3.1% compared to 4Q08 and slightly increased 0.6% compared to 1Q08when measured in U.S. dollars.

Likewise, loan growth per segment figures were affected by the COP depreciation in 1Q09. In particular, no significant loan growth was recorded in the Corporate and Retail and SMEs segments when measured in their original currency. However, COP denominated mortgage loans and financial leases increased 2.4% and 2.3% in 1Q09 as compared to 4Q08 respectively. The mortgage loans increase takes into account securitized mortgages as the Bank continued to sell mortgages for securitization purposes (Ps. 218.8 billion in mortgage loans were securitized in 1Q09).

LOAN PORTFOLIO	As of			Growth
(Ps millions)	31-Mar-08	31-Dec-08	31-Mar-09	Mar-09/Dec-08	Mar-09/Mar-08
CORPORATE
Working capital loans	15,825,682	19,332,292	19,912,726	3.00%	25.83%
Loans funded by domestic development banks	851,755	1,022,764	1,139,681	11.43%	33.80%
Trade Financing	1,229,712	1,768,964	1,759,618	-0.53%	43.09%
Overdrafts	141,521	63,508	106,149	67.14%	-24.99%
Credit Cards	37,949	42,366	45,081	6.41%	18.79%

TOTAL CORPORATE	18,086,619	22,229,894	22,963,255	3.30%	26.96%

RETAIL AND SMEs
Working capital loans	3,691,082	4,138,373	4,180,779	1.02%	13.27%
Personal loans	3,835,763	4,287,515	4,390,615	2.40%	14.47%
Loans funded by domestic development banks	752,106	896,282	887,381	-0.99%	17.99%
Credit Cards	2,123,973	2,518,991	2,495,335	-0.94%	17.48%
Overdrafts	288,780	229,212	300,937	31.29%	4.21%
Automobile loans	1,333,066	1,320,409	1,313,282	-0.54%	-1.48%
Trade Financing	73,653	123,826	119,932	-3.14%	62.83%

TOTAL RETAIL AND SMEs	12,098,423	13,514,608	13,688,261	1.28%	13.14%
MORTGAGE	3,066,537	3,391,326	3,521,499	3.84%	14.84%
FINANCIAL LEASES	4,814,395	5,506,742	5,670,912	2.98%	17.79%

Total loans and financial leases	38,065,974	44,642,570	45,843,927	2.69%	20.43%

Allowance for loan losses and financial leases	(1,458,659)	(2,134,360)	(2,350,943)	10.15%	61.17%

Total loans and financial leases, net	36,607,315	42,508,210	43,492,984	2.32%	18.81%

1.1.2.	Investment Portfolio

As of March 31, 2009, BANCOLOMBIA’s net investment securities amounted to Ps. 8,269 billion, representing a 13.6% increase when compared to the figures as of December 31, 2008, and an increase of 40.2% when compared to the figures as of March 31, 2008. Net investment securities are primarily comprised of investments in debt securities which represented 97.6% of BANCOLOMBIA’s net investment securities portfolio by the end of 1Q09 and 12.4% of total assets, increasing its relative size from the 11.1% of assets represented by the end of 2008.

1.2.	Funding

As of March 31, 2009, BANCOLOMBIA’s liabilities reached Ps. 58,866 billion, increasing 5.7% as compared to 4Q08 and 25.7% as compared to 1Q08. Liabilities denominated in COP, which represent 67.3% of total liabilities, increased 2.0% over the quarter and 18.3% as compared to 1Q08.

During the last few months, the Colombian Central Bank has begun an expansionist monetary cycle in an effort to support economic activity given the current economic slowdown and a more favorable inflationary outlook for 2009. Specifically, the Colombian Central Bank overnight lending rate has been reduced in 400 basis points since December 2008, leaving such rate at 6.00%. As a result of these measures, the Colombian monetary market’s liquidity has been ample. Moreover, capital markets continue to grow deeper in the country as shown by an increasing number of successful bond issuances by Colombian companies. In fact, as of April 28, 2009 Ps. 4,984 billion (approximately U.S. dollars 2,1 billion) had been successfully issued in the local capital market in Colombia during 2009, increasing 307% as compared to the figure presented as of the same period last year.

As mentioned in previous quarterly reports, BANCOLOMBIA has maintained a focus on preserving a solid liquidity position. In fact, the Bank increased itsmarket share of deposits within Colombia’s banking system from 18.3% in March 2008 to 19.0% as of March 2009. In El Salvador, through its subsidiary Banco Agricola, the Bank increased market share of deposits from 29.6% as March 2008 to 30.4% as of March 2009. In particular, the Bank continued to experience a positive evolution of deposit growth in 1Q09; deposits reached Ps. 43,515 billion, an increase of Ps. 3,131 billion, or 7.7% as compared to 4Q08 and an increase of 30.7% as compared to 1Q08. COP denominated deposits, 69.3% of BANCOLOMBIA’s total deposits, increased 2.6% and 23.0% as compared to 4Q08 and 1Q08 respectively.

Non-interest bearing deposits decreased 11.4% over the quarter reaching Ps. 5,071 billion driven primarily by seasonal behavior of this type of deposit. On a yearly basis, non-interest bearing deposits increased 8.4% from the figure presented as of the end of 1Q08. On the other hand, interest bearing deposits growth was dynamic during the quarter increasing 10.9% as compared to 4Q08. Overall, time deposits increased their relative size in the funding mix to 50.9% from 46.2% in the previous quarter, while demand deposits decreased to 48.1% from 52.7% presented by the end of 4Q08.

Dollar denominated deposits increased 7.0% during 1Q09 as compared to 4Q08 (measured in U.S. dollars), as the Bank’s off-shore banking franchises continue to benefit from underlying growth, particularly from increasing client fund inflows. As a result of the solid performance of U.S. dollar denominated deposits, U.S. dollar interbank borrowings decreased US$ 257.1 million, or 27.8% in 1Q09 as compared to 4Q08.

As of March 31, 2009, liabilities in the form of bonds or notes amounted to Ps. 3,983 billion, an increase of 9.3% as compared to 4Q08 and 50.9% as compared to 1Q08, driven by BANCOLOMBIA’s dynamic activity in local capital markets. On March 4, 2009, the Bank successfully completed the issuance and offering of subordinated ordinary notes for an aggregate principal amount of Ps. 400 billion. The subscription for such notes was 1.9 times the size of the offering and their maturities were 10 years (48% of the issuance) and 15 years (52% of the issuance).

Overall, BANCOLOMBIA notes that regardless of the type of currency, the Bank has maintained a solid liquidity position.

DEPOSITS MIX
Ps Billion	Mar-08%		Dec-08%		Mar-09%
Checking accounts	5,619,395	16.9%	7,301,050	18.1%	7,285,850	16.7%
Time deposits	14,532,213	43.6%	18,652,738	46.2%	22,165,667	50.9%
Savings deposits	12,739,551	38.3%	13,997,070	34.7%	13,644,258	31.4%
Others	408,792	1.2%	433,542	1.1%	419,414	1.0%

Total Deposits	33,299,951	100.0%	40,384,400	100.0%	43,515,189	100.0%

1.3.	Shareholders’ equity and regulatory capital

Shareholders’ equity amounted to Ps. 6,078 billion by the end of 1Q09, slightly decreasing from the Ps. 6,117 billion presented as of the end of 4Q08, due to the Ps. 491.6 billion dividend payout approved by shareholders at the annual general meeting held on March 2, 2009, although this decrease was offset by the Bank’s quarterly earnings. On a yearly basis, shareholders’ equity increased 23.5% as compared to the figure by the end of 1Q08.

During 1Q09, BANCOLOMBIA strengthened its capital position. Basic capital (tier 1) increased 11.5% over the quarter, due to higher appropriation of legal reserves and retained earnings, while additional capital (tier 2) increased 40.7% over the same period, driven by the issuance and offering of subordinated ordinary notes in the local market in March 2009, described above.

As a result, technical capital reached Ps. 7,337 billion while capital adequacy (tier 1+ 2 capital ratio) finished 1Q09 at 12.7% up from 11.2% presented on 4Q08.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps. millions)	Mar-08%		Dec-08%		Mar-09%
Basic capital (Tier I)	4,386,709	9.54%	4,971,755	8.95%	5,544,550	9.62%
Additional capital (Tier II)	1,088,900	2.37%	1,273,869	2.29%	1,792,719	3.11%
Technical capital (1)	5,475,609	11.91%	6,245,624	11.24%	7,337,270	12.73%
Risk weighted assets included market risk	45,978,130		55,542,485		57,657,657

CAPITAL ADEQUACY (2)	11.91%		11.24%		12.73%

(1)	Technical capital is the sum of basic and additional capital.

(2)	Capital adequacy is technical capital divided by risk weighted assets.

2.	INCOME STATEMENT

BANCOLOMBIA reported net income of Ps. 311.1 billion for the quarter ended March 31, 2009 (Ps. 394.92 per share and U.S.$ 0.62 per ADR), representing an increase of 5.7% compared to the quarter ended December 31, 2008 and 22.6% compared to the quarter ended March 31, 2008.

Annualized ROE for 1Q09 was 19.95%, a slight increase from the 19.80% and 19.67% annualized ROE presented in 4Q08 and 1Q08 respectively.

2.1.	Net Interest Income

During 1Q09, interest on loans reached Ps. 1,394 billion, decreasing 2.3% as compared to 4Q08, due to lower margins in the loan portfolio as a result of the decreasing interest rates environment in Colombia. On a yearly basis, interest on loans increased Ps. 260.8 billion in 1Q09, or 23.0% as compared to the Ps. 1,133 billion recorded in 1Q08.

Interest on financial leases reached Ps. 214.3 billion increasing 1.5% and 20.6% as compared to 4Q08 and 1Q08 respectively.

Interest on investment securities amounted to Ps 154.1 billion increasing Ps. 38.1 billion, or 32.9% in 1Q09 as compared to 4Q08 and Ps. 74.4 billion, or 93.3% as compared to 1Q08, driven by the larger debt securities portfolio (an increase of 42.0% as compared to 1Q08) and higher bond prices in Colombia which positively impacted debt securities’ mark to market valuation.

Overall, total interest income was Ps. 1,791 billion and interest expenses were Ps. 805.6 billion, remaining stable as compared to 4Q08. Consequently, net interest income for 1Q09 was Ps. 985.2 billion, remaining stable compared to previous quarter but 23.7% higher than net interest income presented for 1Q08.

2.2.	Fees and Income from Services

During 1Q09 BANCOLOMBIA generated record net fees and income from services for a total of Ps. 367.0 billion, increasing 1.7% as compared to 4Q08, and 19.6% as compared to 1Q08, driven by the solid performance of credit and debit annual fees, fiduciary activities, collection and payments fees and commission from banking and card services and other services.

In particular, credit and debit card annual fees were Ps. 137.2 billion, up 36.5% from 1Q08. Commissions from banking services and other services were Ps. 61.7 billion, up 15.5% compared with 1Q08. Collections and payments fees were Ps. 42.9 billion, increasing 16.2% compared to 1Q08. Fiduciary activities had a solid quarter reaching Ps. 38.9 billion almost doubling the results in 1Q08 (an increase of 96.6%). Branch network services were Ps. 26.6 billion, up 11.4% from 1Q08. Pension plan administration fees were Ps. 26.2 billion, up 25.5% as compared to 1Q08. The remaining fee categories: checking, electronic services and ATM, international operations, brokerage, credit card merchant, check remittances fees had aggregated revenue of Ps. 67.3 billion, decreasing 12.2% as from 1Q08.

Fees and other service related expenses totaled Ps. 33.7 billion in 1Q09, increasing 3.1% as compared to 4Q08. On a yearly basis, fees and other service expenses increased Ps 8.6 billion, or 34.5% as compared to 1Q08, driven by the inclusion of expenses related to contact center services which used to be eliminated in the consolidation process as such services were provided by former subsidiary Multienlace S.A., a company sold during 2Q08.

The following table summarizes BANCOLOMBIA’s participation in the credit card business in Colombia.

ACCUMULATED CREDIT CARD BILLING			%	2009
(Ps. millions)	Mar-08	Mar-09	Growth	Market Share
Bancolombia VISA	397,163	427,102	7.54%	8.53%
Bancolombia Mastercard	508,245	553,604	8.92%	11.06%
Bancolombia American Express	345,805	417,041	20.60%	8.33%
Total Bancolombia	1,251,214	1,397,746	11.71%	27.92%

Colombian Credit Card Market	4,897,204	5,006,820	2.24%

Source: Credibanco and Redeban Multicolor

CREDIT CARD MARKET SHARE			%	2009
(Outstanding credit cards)	Mar-08	Mar-09	Growth	Market Share
Bancolombia VISA	308,118	310,577	0.80%	5.79%
Bancolombia Mastercard	338,239	361,764	6.96%	6.74%
Bancolombia American Express	263,737	329,394	24.89%	6.14%
Total Bancolombia	910,094	1,001,735	10.07%	18.67%

Colombian Credit Card Market	5,257,267	5,364,387	2.04%

Source: Credibanco and Redeban Multicolor

2.3.	Other Operating Income

Total other operating income totaled Ps. 126.4 billion for 1Q09, decreasing 33.2% compared to 4Q08 and 6.2% when compared to the figures for 1Q08.

The combined revenue related to net foreign exchange gains and derivative financial instruments totaled Ps. 19.2 billion in 1Q09 decreasing Ps. 39.2 billion, or 67.1% as compared to 4Q08 and Ps. 36.7 billion, or 65.6% as compared to 1Q08. In particular, this combined revenue was impacted by the adoption during the second half of 2008 of certain rule changes concerning valuation methodologies for derivative instruments. These changes in valuation methodologies of derivatives were required by external circulars 025, 030, 044 and 063 issued by the Colombian Superintendency of Finance and resulted in a reduction in the carrying value of derivatives which negatively impacted the income from derivative financial instruments in Ps 98.0 billion during 4Q08. An additional reduction of Ps. 59.9 billion in the carrying value of derivatives occurred in 1Q09 which negatively impacted the income from derivative financial instruments in this period.

Communication, postage, rent and others (primarily comprised of income related to operating leases and commercial discounts) totaled Ps. 36.4 billion in 1Q09, almost twice as much as compared to 1Q08. Dividend income, primarily obtained from investments in non-subsidiaries: Protección S.A. (a Colombian pension fund administrator), Titularizadora Colombiana S.A. (an entity that specializes in securitization of assets), Redeban S.A. (an entity that specializes in managing credit, debit, voucher and private label cards transactions in Colombia) and ACH S.A (an automatic clearing house) totaled Ps. 16.6 billion, down 19.1% as compared to 1Q08. The remaining other operating income categories (i.e. gains(losses) on sales of investments on equity securities, securitization income, revenues from commercial subsidiaries and insurance income) had an aggregated revenue of Ps. 54.1 billion, decreasing Ps. 42.8 billion, or 44.1% as compared to 4Q08. This decrease is primarily due to a lower income from gains on sales of investments on equity securities recorded in 1Q09 since in 4Q08 BANCOLOMBIA recorded non-recurring gains on sales of investment securities for Ps. 55.6 billion related to the sale of the Bank’s interest in Multienlace S.A, a company that provides business process outsourcing and contact center services to corporate clients. On a yearly basis, the remaining other operating income categories posted an increase of Ps. 14.3 billion, or 35.8% as compared to 1Q08 driven the solid performance of insurance income.

2.4.	Provision charges

For explanation of the trends driving the current level of provisions charges, please see the section entitled “Asset Quality” in this report.

2.5.	Operating expenses

During 1Q09, operating expenses totaled Ps. 716.7 billion, decreasing 2.5% as compared to 4Q08, but increasing 22.7% as compared to the figures for 1Q08, due to higher administrative and other expenses and larger personnel expenses.

Administrative and other expenses totaled Ps. 366.2 billion in 1Q09, decreasing 0.7% as compared to 4Q08 and increasing Ps. 76.7 billion, or 26.5% driven by an increase in taxes (different from income tax) and increased fees paid in connection to software development and IT upgrades.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled Ps 285.5 billion in 1Q09, decreasing 2.1% as compared to 4Q08 and increasing 16.6% as compared to 1Q08, due to the wage increases that are typically undertaken during the first quarter of each year as well as a larger number of employees at the Bank.

Despite the higher operating expenses, efficiency, measured as the ratio of operating expenses to net operating income, presented a slight improvement as this ratio decreased to 49.8% from 50.2% the previous quarter. In addition, operating expenses for 1Q09 represented 4.6% of total assets, the same figure presented as of the end of 1Q08.

2.6.	Net Non-Operating Income

Total non-operating income totaled Ps. 27.2 billion in 1Q09, compared with a loss of Ps. 53.4 billion in 1Q08. The increase was driven by:
•	Higher non-operating income which amounted to Ps. 62.8 billion in 1Q09.

•	Lower non-operating expenses which totaled Ps. 30.4 billion in 1Q09, down 57.7%, due to the lower charges made in connection with pending litigation allowances.
2.7.	Income Tax Expense

Income tax expense totaled Ps. 117.9 billion decreasing 24.9% as compared to 1Q08. The income tax expense decreased in 1Q09 because:

In 1Q09 BANCOLOMBIA received more non-taxable dividends than in 1Q08. These non-taxable dividends were paid by BANCOLOMBIA’s subsidiaries and were taxed at the subsidiary level but not at the parent level. Additionally, during 1Q08 the Bank’s income was negatively affected by higher non-deductible charges as compared to 1Q09.

3.	Asset Quality

Provision charges continued to remain high due to the deterioration of asset quality. As of March, 31, 2009 past due loans (“PDLs”), that is, those overdue more than 30 days, reached Ps. 1,829.9 increasing Ps. 205.9 billion, or 12.7% as compared to PDLs by the end of 4Q08 and representing 4.0% of total loans (up from 3.6% in 4Q08), while net loan’s charge-offs were Ps. 182.8 billion in 1Q09, reflecting a weakening credit environment derived from lower economic activity.

Nonetheless, addition to reserves for loan losses during 1Q09 was crucial as Bancolombia’s management continued to focus on balance sheet strength. Allowances for loan losses reached Ps. 2,350.9 billion, or 5.1% of total loans, while coverage, measured by the ratio of allowances for loans and accrued interest losses to past due loans (overdue more than 30 days), ended 1Q09 at 131.7%a stronger coverage as compared with 115.2% for 1Q08.

As a result, provision charges for 1Q09 were Ps. 339.9 billion increasing 96.2% compared with 1Q08, although decreasing 28.4% as compared to 4Q08. Annualized 1Q09 provision charges represented 3.0% of average loans, compared with 4.4% and 1.8% presented in 4Q08 and 1Q08 respectively.

The following tables present key metrics for asset quality:

ASSET QUALITY	As of			Growth
(Ps millions)	Mar-08	Dec-08	Mar-09	1Q 09 / 4Q 08	1Q 09 / 1Q 08
Total performing past due loans (1)	584,416	696,529	752,104	7.98%	28.69%
Total non-performing past due loans	708,370	927,476	1,077,823	16.21%	52.16%
Total past due loans	1,292,786	1,624,005	1,829,927	12.68%	41.55%
Allowance for loans and accrued interest losses	1,489,572	2,188,683	2,409,784	10.10%	61.78%
Past due loans to total loans	3.40%	3.64%	3.99%
Non-performing loans as a percentage of total loans	1.86%	2.08%	2.35%
“C”, “D” and “E” loans as a percentage of total loans	2.98%	3.98%	4.18%
Allowances to past due loans (2)	115.22%	134.77%	131.69%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	131.39%	123.26%	125.74%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	210.28%	235.98%	223.58%
Allowance for loan and accrued interest losses as a percentage of total loans	3.91%	4.90%	5.26%
Percentage of performing loans to total loans	98.14%	97.92%	97.65%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

	PDL/ total Loans as Of
LOAN CLASSIFICATION	% Of loan Portfolio	31-Mar-08	31-Dec-08	31-Mar-09
Commercial loans	62.9%	2.0%	2.5%	2.7%
Consumer loans	16.8%	6.1%	5.9%	6.5%
Microcredit loans	0.3%	9.9%	12.3%	12.8%
Mortgage loans	7.7%	8.4%	8.4%	8.9%
Finance lease	12.4%	2.6%	3.0%	3.8%

TOTAL LOAN PORTFOLIO	100.0%	3.4%	3.6%	4.0%

LOANS AND FINANCIAL LEASES CLASSIFICATION

(Ps millions)	As of 31-Mar-08		As of 31-Dec-08		As of 31-Mar-09
¨A¨ Normal	35,780,026	94.0%	40,650,096	91.0%	41,996,277	91.6%
¨B¨ Subnormal	1,152,247	3.0%	2,216,831	5.0%	1,931,128	4.2%
¨C¨ Deficient	301,742	0.8%	576,557	1.3%	587,394	1.3%
¨D¨ Doubtful recovery	518,490	1.4%	871,893	2.0%	957,631	2.1%
¨E¨ Unrecoverable	313,469	0.8%	327,193	0.7%	371,497	0.8%

Total	38,065,974	100%	44,642,570	100%	45,843,927	100%

Loans classified as C, D and E as a percentage of total loans	3.0%		4.0%		4.2%
4.	BANCOLOMBIA Company Description (NYSE: CIB)

BANCOLOMBIA is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.4 million customers. BANCOLOMBIA delivers its product and services via its regional network comprised of Colombia’s largest non-government owned banking network, central America’s presence through El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contacts Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

Annexs

6.1	Balance Sheet

BALANCE SHEET
(Ps millions)				Last
	Mar-08	Dec-08	Mar-09	Quarter	Annual
ASSETS
Cash and due from banks	3.320.974	3.870.927	4.227.630	9,21%	27,30%
Overnight funds sold	958.839	1.748.648	2.241.330	28,18%	133,75%
Total cash and equivalents	4.279.813	5.619.575	6.468.960	15,11%	51,15%

Debt securities	5.687.079	6.840.596	8.073.275	18,02%	41,96%
Trading	2.108.656	2.385.564	2.748.186	15,20%	30,33%
Available for Sale	1.917.520	2.000.588	2.261.753	13,05%	17,95%
Held to Maturity	1.660.903	2.454.444	3.063.336	24,81%	84,44%
Equity securities	283.679	503.861	264.098	-47,59%	-6,90%
Trading	121.505	331.398	71.000	-78,58%	-41,57%
Available for Sale	162.174	172.463	193.098	11,96%	19,07%
Market value allowance	-71.406	-66.181	-68.720	3,84%	-3,76%
Net investment securities	5.899.352	7.278.276	8.268.653	13,61%	40,16%

Commercial loans	23.358.467	28.068.731	28.823.076	2,69%	23,39%
Consumer loans	6.702.199	7.532.649	7.683.969	2,01%	14,65%
Microcredit	124.376	143.122	144.471	0,94%	16,16%
Mortgage loans	3.066.537	3.391.326	3.521.499	3,84%	14,84%
Finance lease	4.814.395	5.506.742	5.670.912	2,98%	17,79%
Allowance for loan losses	-1.458.659	-2.134.360	-2.350.943	10,15%	61,17%
Net total loans and financial leases	36.607.315	42.508.210	43.492.984	2,32%	18,81%

Accrued interest receivable on loans	457.435	559.981	604.388	7,93%	32,13%
Allowance for accrued interest losses	-30.913	-54.323	-58.841	8,32%	90,34%
Net total interest accrued	426.522	505.658	545.547	7,89%	27,91%

Customers’ acceptances and derivatives	269.180	272.458	87.781	-67,78%	-67,39%
Net accounts receivable	699.104	828.817	728.475	-12,11%	4,20%
Net premises and equipment	840.283	1.171.117	1.269.341	8,39%	51,06%
Foreclosed assets, net	27.102	24.653	30.914	25,40%	14,07%
Prepaid expenses and deferred charges	139.958	132.881	295.294	122,22%	110,99%
Goodwill	877.173	1.008.639	1.123.093	11,35%	28,04%
Operating leases, net	608.014	726.262	781.411	7,59%	28,52%
Other	547.956	1.093.850	1.185.864	8,41%	116,42%
Reappraisal of assets	513.425	612.683	665.944	8,69%	29,71%

Total assets	51.735.197	61.783.079	64.944.261	5,12%	25,53%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4.676.607	5.723.460	5.071.172	-11,40%	8,44%
Checking accounts	4.267.815	5.289.918	4.651.758	-12,06%	9,00%
Other	408.792	433.542	419.414	-3,26%	2,60%

Interest bearing	28.623.344	34.660.940	38.444.017	10,91%	34,31%
Checking accounts	1.351.580	2.011.132	2.634.092	30,98%	94,89%
Time deposits	14.532.213	18.652.738	22.165.667	18,83%	52,53%
Savings deposits	12.739.551	13.997.070	13.644.258	-2,52%	7,10%

Total deposits	33.299.951	40.384.400	43.515.189	7,75%	30,68%
Overnight funds	2.455.473	2.564.208	1.994.609	-22,21%	-18,77%
Bank acceptances outstanding	61.698	56.935	42.216	-25,85%	-31,58%
Interbank borrowings	1.422.573	2.077.291	1.701.495	-18,09%	19,61%
Borrowings from domestic development banks	3.524.201	3.870.634	3.676.489	-5,02%	4,32%
Accounts payable	1.999.101	1.688.402	2.040.332	20,84%	2,06%
Accrued interest payable	324.977	400.902	469.841	17,20%	44,58%
Other liabilities	478.117	589.501	662.175	12,33%	38,50%
Bonds	2.638.936	3.643.486	3.983.146	9,32%	50,94%
Accrued expenses	521.335	255.183	589.587	131,04%	13,09%
Minority interest in consolidated subsidiaries	88.123	135.292	190.934	41,13%	116,67%

Total liabilities	46.814.485	55.666.234	58.866.013	5,75%	25,74%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	393.914	393.914	393.914	0,00%	0,00%
Retained earnings	3.837.185	4.911.107	4.869.462	-0,85%	26,90%
Appropiated	3.583.309	3.620.464	4.558.337	25,90%	27,21%
Unappropiated	253.876	1.290.643	311.125	-75,89%	22,55%

Reappraisal and others	738.706	860.784	827.189	-3,90%	11,98%
Gross unrealized gain or loss on debt securities	-49.093	-48.960	-12.317	-74,84%	-74,91%

Total shareholder’s equity	4.920.712	6.116.845	6.078.248	-0,63%	23,52%

6.2	Income Statement

INCOME STATEMENT				Growth
(Ps millions)	1Q 08	4Q 08	1Q 09	1Q 09/4Q 08	1Q 09/1Q 08
Interest income and expenses
Interest on loans	1.133.438	1.426.604	1.394.222	-2,27%	23,01%
Interest on investment securities	79.703	115.929	154.063	32,89%	93,30%
Overnight funds	28.803	31.226	28.258	-9,50%	-1,89%
Leasing	177.661	211.096	214.274	1,51%	20,61%
Total interest income	1.419.605	1.784.855	1.790.817	0,33%	26,15%

Interest expense					36,17%
Checking accounts	8.819	12.089	12.009	-0,66%	36,17%
Time deposits	276.826	349.967	411.442	17,57%	48,63%
Savings deposits	138.881	176.389	143.893	-18,42%	3,61%
Total interest on deposits	424.526	538.445	567.344	5,37%	33,64%

Interbank borrowings	16.667	25.330	23.002	-9,19%	38,01%
Borrowings from domestic development banks	84.665	92.662	87.097	-6,01%	2,87%
Overnight funds	42.197	51.698	37.984	-26,53%	-9,98%
Bonds	55.105	91.660	90.219	-1,57%	63,72%
Total interest expense	623.160	799.795	805.646	0,73%	29,28%

Net interest income	796.445	985.060	985.171	0,01%	23,70%
Provision for loan and accrued interest losses, net	(193.882)	(520.072)	(383.607)	-26,24%	97,86%
Recovery of charged-off loans	21.841	40.035	33.159	-17,17%	51,82%
Provision for foreclosed assets and other assets	(10.616)	(13.909)	(23.311)	67,60%	119,58%
Recovery of provisions for foreclosed assets and other assets	9.423	19.282	33.846	75,53%	259,18%

Total net provisions	(173.234)	(474.664)	(339.913)	-28,39%	96,22%
Net interest income after provision for loans and accrued interest losses	623.211	510.396	645.258	26,42%	3,54%

Commissions from banking services and other services	53.377	60.733	61.653	1,51%	15,50%
Electronic services and ATM fees	21.392	22.820	15.463	-32,24%	-27,72%
Branch network services	23.867	28.297	26.590	-6,03%	11,41%
Collections and payments fees	36.896	41.901	42.889	2,36%	16,24%
Credit card merchant fees	8.078	11.910	7.216	-39,41%	-10,67%
Credit and debit card annual fees	100.500	118.825	137.205	15,47%	36,52%
Checking fees	16.350	17.104	16.959	-0,85%	3,72%
Fiduciary activities	19.804	30.196	38.941	28,96%	96,63%
Pension plan administration	20.854	27.068	26.163	-3,34%	25,46%
Brokerage fees	14.126	12.149	7.902	-34,96%	-44,06%
Check remittance	6.678	7.203	6.150	-14,62%	-7,91%
International operations	10.093	15.512	13.632	-12,12%	35,06%
Fees and other service income	332.015	393.718	400.763	1,79%	20,71%

Fees and other service expenses	(25.074)	(32.718)	(33.716)	3,05%	34,47%
Total fees and income from services, net	306.941	361.000	367.047	1,68%	19,58%

Other operating income
Net foreign exchange gains	(110.086)	80.184	205.295	156,03%	286,49%
Derivative financial instruments	166.002	(21.708)	(186.065)	757,13%	-212,09%
Gains(loss) on sales of investments on equity securities	(96)	55.630	6	-99,99%	106,25%
Securitization income	9.068	9.523	13.668	43,53%	50,73%
Dividend income	20.488	89	16.570	18517,98%	-19,12%
Revenues from commercial subsidiaries	26.087	25.293	28.656	13,30%	9,85%
Insurance income	4.812	6.449	11.811	83,14%	145,45%
Communication, postage, rent and others	18.468	33.856	36.431	7,61%	97,27%
Total other operating income	134.743	189.316	126.372	-33,25%	-6,21%

Total income	1.064.895	1.060.712	1.138.677	7,35%	6,93%
Operating expenses
Salaries and employee benefits	219.217	269.478	254.652	-5,50%	16,16%
Bonus plan payments	18.452	17.680	26.023	47,19%	41,03%
Compensation	7.233	4.558	4.834	6,06%	-33,17%
Administrative and other expenses	289.475	368.806	366.188	-0,71%	26,50%
Deposit security, net	14.324	12.557	19.617	56,22%	36,95%
Donation expenses	973	21.840	706	-96,77%	-27,44%
Depreciation	34.404	40.365	44.647	10,61%	29,77%
Total operating expenses	584.078	735.284	716.667	-2,53%	22,70%

Net operating income	480.817	325.428	422.010	29,68%	-12,23%
Goodwill amortization (1)	16.561	34.804	20.193	-41,98%	21,93%
Non-operating income (expense)
Other income	22.338	78.498	62.766	-20,04%	180,98%
Minority interest	(3.761)	(5.361)	(5.136)	-4,20%	36,56%
Other expense	(72.006)	(21.985)	(30.449)	38,50%	-57,71%
Total non-operating income	(53.429)	51.152	27.181	-46,86%	150,87%
Income before income taxes	410.827	341.776	428.998	25,52%	4,42%
Income tax expense	(156.951)	(47.323)	(117.873)	149,08%	-24,90%

Net income	253.876	294.453	311.125	5,66%	22,55%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 07, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance